Exhibit 12.01

Utah Medical Products, Inc.
Exhibit 12 to Registration Statement on Form S-3
Calculation of ratio of earnings to fixed charges pursuant to Item 503(d) of Regulation S-K

	Six months
	ended	Year ended December 31,
	30-Jun-12	2011	2010	2009	2008	2007
Fixed charges
(a) interest expensed and capitalized	$359,938	$859,366	$25,077	$51,088	$198,154	$270,315
(b) amortized premiums, discounts and caaitalized expenses related to indebtedness	-	-	-	-	-	-
(c) estimated interest within rental expense	38,739	73,390	30,956	56,204	57,122	56,048
(d) preference security dividend requirements of subsidiaries	-	-	-	-	-	-
Total fixed charges	$398,677	$932,756	$56,033	$107,292	$255,276	$326,363

Earnings
Total of:
(a) Pretax income from continuing operations:	$7,366,765	$11,079,889	$9,040,579	$9,579,656	$10,776,683	$12,038,193
(b) fixed charges	398,677	932,756	56,033	107,292	255,276	326,363
(c) amortization of capitalized interest	-	-	-	-	-	-
(d) distrubuted income of equity investees	-	-	-	-	-	-
(e) issuer's share of of pre-tax losses of equity investees	-	-	-	-	-	-
	7,765,442	12,012,645	9,096,612	9,686,948	11,031,959	12,364,556
Less:
(a) interest capitalized	-	-	-	-	-	-
(b) preference security dividend requiremtns of consolidated subsidiaries	-	-	-	-	-	-
(c) minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-	-	-	-
	-	-	-	-	-	-
Total Earnings	$7,765,442	$12,012,645	$9,096,612	$9,686,948	$11,031,959	$12,364,556

Ratio of earnings to fixed charges	19.5	12.9	162.3	90.3	43.2	37.9